Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bentley Systems, Incorporated:

We consent to the use of our report dated March 6, 2020, with respect to the consolidated balance sheets of Bentley Systems, Incorporated as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, included herein and to the reference to our firm under the heading ‘Experts’ in the prospectus.

Our report refers to changes in accounting principle for revenue from contracts with customers and sales commissions due to the adoption of new accounting standards as of January 1, 2019.

/s/ KPMG LLP

Philadelphia, Pennsylvania
September 8, 2020